UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange of 1934

ReNew Energy Global plc
(Name of Issuer)

Class A ordinary shares, nominal value of $0.0001
(Title of Class of Securities)

G7500M 104
(CUSIP Number)

Patrice Walch-Watson Canada Pension Plan Investment Board One Queen Street East Suite 2500 Toronto, Ontario M5C 2W5 Canada Tel: (416) 868-4075
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7500M 104

1	NAME OF REPORTING PERSON Canada Pension Plan Investment Board
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 59,213,369(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 59,213,369(2)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,213,369(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.09% (1) (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) This calculation is based on 282,366,725 Class A ordinary shares, nominal value of $0.0001 (the “Shares”) of ReNew Energy Global plc, a public limited company incorporated in England and Wales (the “Issuer”), outstanding as of August 26, 2021, according to information provided by the Issuer to the Reporting Person.

(2) The Reporting Person currently holds 46,867,691 Shares of the Issuer. In addition, the Business Combination Agreement (as defined below) grants the Reporting Person the right to, at its discretion, transfer the ordinary shares of Renew Power Private Limited, a company with limited liability incorporated under the laws of India and subsidiary of the Issuer (“ReNew India”), held by the Reporting Person (the “India Shares”) to the Issuer in exchange for an aggregate of 12,345,678 Class A ordinary shares of the Issuer. As of August 26, 2021, the Reporting Person is considered to beneficially own an aggregate of 59,213,369, or 20.09%, Shares of the Issuer.

(3) The Reporting Person also holds one Class D ordinary share of the Issuer, nominal value of $0.0001 (the “Class D Share”). The Class D Share effectively gives the Reporting Person the right to exercise its voting right as if the Reporting Person had already converted the India Shares into Class A ordinary shares of the Issuer.

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to the Class A ordinary shares, nominal value of $0.0001 (the “Shares”), of ReNew Energy Global plc, a public limited company incorporated in England and Wales (the “Issuer”), having its registered office at c/o Vistra (UK) Ltd, 3rd Floor, 11-12 St. James’s Square, London, SW1Y 4LB United Kingdom.

Item 2.	Identity and Background.

(a)  This Schedule 13D is filed by Canada Pension Plan Investment Board, a Canadian Crown Corporation (the “Reporting Person”).

All disclosures herein with respect to the Reporting Person are made only by the Reporting Person.

(b)  The principal business address of the Reporting Person is One Queen Street East, Suite 2500, Toronto, ON M5C 2W5.

(c)  The principal business of the Reporting Person is investing the Canada Pension Plan fund.

(d)  The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, with respect to the Reporting Person, information concerning the name, business address, principal occupation and citizenship of its general partners, executive officers and board of directors and each person controlling the Reporting Person (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D, is provided on Schedule I and is incorporated by reference herein. To the Reporting Person’s knowledge, none of the Covered Persons listed on Schedule I has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4, 5, and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

As consideration and in exchange for 61,608,099 ordinary shares of Renew Power Private Limited, a company with limited liability incorporated under the laws of India (“ReNew India”), the Reporting Person received, among other things, 46,867,691 Shares of the Issuer.

Item 4.	Purpose of Transaction.

The information set forth in Item 6 of this Statement is hereby incorporated herein by reference.

The Reporting Person acquired Shares of the Issuer for investment purposes as part of its ordinary business and investing activities.

The Reporting Person has the right to designate one representative of the Reporting Person (the “Board Representative”) for appointment to the Issuer’s Board of Directors (the “Board”) pursuant to the Shareholders’ Agreement, dated as of August 23, 2021, by and between the Issuer and the Reporting Person, Cognisa Investment, Mr. Sumant Sinha, Wisemore Advisory Private Limited, GS Wyvern Holdings Limited, Platinum Hawk C 2019 RSC Limited, Jera Power RN B.V. and RMG Sponsor II, LLC (the “Shareholders’ Agreement”).

On June 28, 2021, the Issuer announced the proposed Board appointment of the Board Representative, which appointment becomes effective upon the consummation of the Reporting Person’s acquisition of the Issuer’s Shares pursuant to the Shareholders’ Agreement at August 23, 2021.

After such initial appointment or election of the Board Representative, until the Second Anniversary Date (as defined in the Shareholders’ Agreement), for so long as the Reporting Person, together with its Affiliates (as defined in the Shareholders’ Agreement), holds an Effective Economic Interest (as defined in the Shareholders’ Agreement) equal to or greater than ten percent (10%), whichever is longer, the Reporting Person shall be entitled to appoint one Board Representative.

If at any time following the Second Anniversary Date the Reporting Person, together with its Affiliates, ceases to hold an Effective Economic Interest of ten percent (10%) to be entitled to appoint or reappoint a Board Representative, the Reporting Person shall (i) immediately cease to have the right to appoint a Board Representative, (ii) as soon as reasonably practicable notify the Issuer of that fact and (iii) unless the Issuer’s Board requests otherwise, procure the resignation of its Board Representative and each committee of the Board on which such Board Representative serves as soon as reasonably possible (and in any event within 15 Business Days (as defined in the Shareholders’ Agreement)) or on such reasonable date as the Issuer’s Board notifies the Reporting Person that the Board Representative should resign.

References to, and descriptions of, the Shareholders’ Agreement as set forth in this Item 4 are qualified in their entirety by the terms of the Shareholders’ Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated in its entirety into this Item 4.

Accordingly, the Reporting Person may participate in and influence the affairs of the Issuer through the Reporting Person’s rights under the Shareholders’ Agreement.

In addition, the Reporting Person intends to monitor and evaluate its investment on an ongoing basis and expects regularly to review and consider alternative ways of maximizing its return on such investment. Subject to the Shareholders’ Agreement, market conditions, valuations, regulatory approvals and any other approvals, the Reporting Person may acquire additional Shares or dispose of Shares in open market transactions, privately negotiated transactions or otherwise.

In exploring ways to maximize the return on its investment, and as part of its ongoing investment activities, the Reporting Person may engage in discussions with representatives of the Issuer and/or with other holders of the Issuer’s securities and, from time to time, suggest or take a position regarding, or participate in, a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s operations, management, corporate governance, capital structure or its control, strategic alternatives and direction. To facilitate its consideration of such matters, the Reporting Person may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person will likely take some or all of the foregoing steps at preliminary stages in its consideration of various possible courses of action, before forming any intention to pursue any particular plan or direction.

The Reporting Person may, at any time, and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) - (b) See Items 7 to 11 and Item 13 on page 2 of this Schedule 13D.

The Reporting Person beneficially owns, and has sole voting power and sole dispositive power with respect to, 59,213,369 Shares, representing approximately 20.09% of the outstanding Shares.

Such percentage is calculated based on 282,366,725 Shares outstanding as of August 26, 2021, according to information provided by the Issuer to the Reporting Person.

(c)  Except as described in Item 3 above or elsewhere in this Schedule 13D, neither the Reporting Person nor, to the Reporting Person’s knowledge, any Covered Person has effected any transactions in the Shares during the past sixty days.

(d)  No person (other than the Reporting Person) is known to the Reporting Person or, to the Reporting Person’ knowledge, the Covered Persons, to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares covered by this Schedule 13D.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Business Combination Agreement

On February 24, 2021 the Issuer (formerly known as ReNew Energy Global Limited), RMG Acquisition Corporation II (“RMG II”), Philip Kassin (in the capacity as the RMG II Representative), Renew Power Global Merger Sub, GS Wyvern Holdings Limited, the Reporting Person, Green Rock B 2014 Limited, Mr. Sumant Sinha and Renew Power Private Limited (“Renew India”) entered into a business combination agreement (as amended on May 17, 2021 by Amendment No. 1 to the Business Combination Agreement, the “Business Combination Agreement”). On August 23, 2021, (the “Closing Date”), the Issuer became the ultimate parent company of ReNew India and RMG II, on the terms and conditions set forth in the Business Combination Agreement. The Business Combination Agreement is described in the Issuer’s registration statement on Form F-4/A filed with the Securities and Exchange Commission on July 22, 2021.

References to, and descriptions of, the Business Combination Agreement as set forth in this Item 6 are qualified in their entirety by the terms of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 99.3 and Exhibit 99.4 and is incorporated in its entirety into this Item 6.

Registration Rights, Coordination and Put Option Agreement

The Reporting Person is a party to the Registration Rights, Coordination and Put Option Agreement, dated as of August 23, 2021, by and among the Issuer, the Reporting Person, ReNew Power Private Limited, RMG Sponsor II, LLC, GS Wyvern Holdings Limited, Platinum Hawk C 2019 RSC Limited, Sacef India, Jera Power RN B.V., Mr. Sumant Sinha, Cognisa Investment and Wisemore Advisory Private Limited (the “RRCPA”).

The RRCPA provides for, among other things, certain registration rights of the Reporting Person to require the Issuer to use its commercially reasonable efforts to register the Registrable Securities (as defined in the RRCPA) under the Securities Act of 1933, as amended, in accordance with the terms and conditions of the RRCPA.

By virtue of the rights and obligations under the RRCPA and the Shareholders’ Agreement, certain of the other parties to those agreements, their affiliates and the Reporting Person may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act. This filing shall not be deemed an admission that the Reporting Person and such other persons constitute a “group” for purposes of Section 13(d) of the Exchange Act and the Reporting Person expressly disclaims membership in any such group.

References to, and descriptions of, the RRCPA as set forth in this Item 6 are qualified in their entirety by the terms of the RRCPA, a copy of which is attached hereto as Exhibit 99.2 and is incorporated in its entirety in this Item 6.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description
99.1	Shareholders’ Agreement, dated as of August 23, 2021, by and among the Issuer, the Reporting Person, Cognisa Investment, Mr. Sumant Sinha, Wisemore Advisory Private Limited, GS Wyvern Holdings Limited, Platinum Hawk C 2019 RSC Limited, Jera Power RN B.V. and RMG Sponsor II, LLC (incorporated by reference to Exhibit 4.5 of Amendment No. 1 to the Issuer’s Form F-4 (File No. 333-256228) filed with the Securities and Exchange Commission on June 21, 2021).

99.2	Registration Rights, Coordination and Put Option Agreement, dated as of August 23, 2021, by and among the Issuer, the Reporting Person, ReNew Power Private Limited, RMG Sponsor II, LLC, GS Wyvern Holdings Limited, Platinum Hawk C 2019 RSC Limited, Sacef India, Jera Power RN B.V., Mr. Sumant Sinha, Cognisa Investment and Wisemore Advisory Private Limited (incorporated by reference to Exhibit 10.1 of Amendment No. 1 to the Issuer’s Form F-4 (File No. 333-256228) filed with the Securities and Exchange Commission on June 21, 2021).

99.3	Business Combination Agreement, dated as of February 24, 2021, by and among the Issuer (formerly known as ReNew Energy Global Limited), RMG Acquisition Corporation II, Philip Kassin (in the capacity as the RMG II Representative), Renew Power Global Merger Sub, GS Wyvern Holdings Limited, the Reporting Person, Green Rock B 2014 Limited, Mr. Sumant Sinha and Renew Power Private Limited (incorporated by reference to Exhibit 2.1 of RMG Acquisition Corporation II’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 24, 2021).

99.4	Amendment No. 1 to the Business Combination Agreement, dated as of May 17, 2021, by and among the Issuer (formerly known as ReNew Energy Global Limited), RMG Acquisition Corporation II, Philip Kassin (in the capacity as the RMG II Representative), Renew Power Global Merger Sub, GS Wyvern Holdings Limited, the Reporting Person, Green Rock B 2014 Limited, Mr. Sumant Sinha and Renew Power Private Limited (incorporated by reference to Exhibit 2.1 of RMG Acquisition Corporation II’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 18, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 1, 2021

CANADA PENSION PLAN INVESTMENT BOARD

By	/s/ Patrice Walch-Watson
Name: Patrice Walch-Watson
Title: Senior Managing Director, General Counsel & Corporate Secretary

Schedule 1

Directors of CPP Investments

Heather Munroe-Blum

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Sylvia Chrominska

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Dean Connor

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

William “Mark” Evans

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Ashleigh Everett

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Executive, Royal Canadian Securities Limited

Citizenship: Canada

Tahira Hassan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada, Pakistan

Chuck Magro

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

John Montalbano

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Barry Perry

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Mary Phibbs

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Great Britain, Australia

Boon Sim

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: United States

Kathleen Taylor

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Executive Officers of CPP Investments

John Graham

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President and Chief Executive Officer

Citizenship: Canada

Neil Beaumont

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Financial and Risk Officer

Citizenship: Canada

Alain Carrier

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Head of International, Head of Europe

Citizenship: Canada and Great Britain

Edwin D. Cass

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, Chief Investment Officer & Head of Total Fund Management

Citizenship: Canada

Andrew Edgell

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Credit Investments

Citizenship: Canada

Shane Feeney

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Private Equity

Citizenship: Canada

Frank Ieraci

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Active Equities

Citizenship: Canada

Suyi Kim

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Head of Asia Pacific

Citizenship: South Korea

Michel Leduc

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Public Affairs and Communications

Citizenship: Canada

Deborah K. Orida

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Real Assets

Citizenship: Canada

Geoffrey Rubin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Investment Strategist

Citizenship: United States

Kelly Shen

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Technology and Data Officer

Citizenship: United States

Mary Sullivan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Talent Officer

Citizenship: Canada

Patrice Walch-Watson

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, General Counsel & Corporate Secretary

Citizenship: Canada

Poul Winslow

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Capital Markets and Factor Investing

Citizenship: Denmark

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